United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     (Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
     (Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
     (Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     (Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

Press Release
MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON APRIL 27, 2007.
PUBLICLY HELD COMPANY
CORPORATE TAX REGISTRATION (CNPJ) 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) 33,300,019,766
01 -	LOCATION, DATE AND TIME:

At the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on April 27, 2007, at 4:30 p.m.

02 -	PANEL:

Chairman: Mr. Jorge Luiz Pacheco Secretary: Mr. Pedro Aguiar de Freitas

03 -	ATTENDANCE AND QUORUM:

Attended by the shareholders representing more than two thirds of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for decisions listed in the Agenda. Also present are Mr. Fabio de Oliveira Barbosa, CVRD Executive Officer; Messrs Marcelo Cavalcanti Almeida, Plinio Roberto Mello e Vivian Paim Lopes, the representative of External Auditors, Deloitte Touche Tohmatsu Auditores Independentes, pursuant to § 1, of Article 134, of Law # 6,404/76, and Messrs Marcelo Amaral Moraes, Aníbal Moreira dos Santos e José Bernardo de Medeiros Neto, effective members of the Fiscal Council, pursuant to Article 164 of Law #6,404/76.

04 -	SUMMONS:

Publication of Notice, published in the Jornal do Commercio on March 28, 29, 30, 31 and April 01, 2007, in the Official Gazette of the State of Rio de Janeiro on March 28, 29 and 30, 2007, as well as in the DCI on March 28, 29 and 30, 2007, with the following Agenda:
I.	ORDINARY GENERAL SHAREHOLDERS MEETING:

1.1.	appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2006;

1.2.	proposal for the destination of profits of the said fiscal year and approval of the Investment Budget of the Company;

1.3.	appointment of the members of the Board of Directors;

1.4.	appointment of the members of the Fiscal Council;

Continuation of the Minutes of the Ordinary and Extraordinary	2
General Shareholders’ Meetings held on April 27, 2007.
1.5.	establishment of the remuneration of the members of the Board of Directors, the Board of Executive Officers and the Fiscal Council;

II.	EXTRAORDINARY GENERAL SHAREHOLDERS MEETING:

2.1.	proposal for the capital increase, through capitalization of reserves, without the issuance of shares, and the consequent change of the head of article 5 of the Company’s By-Laws.
05 -	READING OF DOCUMENTS:

The reading of the following documents was waived because a copy of them was delivered to each of the Shareholders attending this Meeting: (i) the Notice to the Shareholders published in the Jornal do Commercio on March 23, 24, 25, 26 and 27, 2007, in the Official Gazette of the State of Rio de Janeiro on March 23, 26 and 27, 2007, and in the DCI on March 23, 24, 25, 26 and 27, 2007; (ii) Management Report, Financial Statements, including the Consolidated Statements, External Auditors Report by Deloitte Touche Tohmatsu Auditores Independentes, published in the Jornal do Commercio, the Official Gazette of the State of Rio de Janeiro, Gazeta Mercantil, and Valor Econômico on April 3, 2007; (iii) Proposal relating the allocation of the income for the year 2006; (iv) Proposal for the capital increase, through capitalization of reserves; (v) Board of Directors and Fiscal Council Reports. Therefore, after discussion and comments by the Shareholders on the above mentioned documents, the following resolutions were made:

06.	DELIBERATIONS APPROVED BY THE MAJORITY OF THE ATTENDING SHAREHOLDERS:
The following deliberations were approved unanimously by the voting shareholders, not counting, however, the dissension in the form of voting abstention, by the Federal Union and funds managed by BB Asset Management DTVM S.A. with regard to all the items of the Agenda, except for item 6.5.1. below.
6.1 -	the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present Shareholders, pursuant to article 130, §§1º and 2º, of Law # 6,404/76;
I. AT THE ORDINARY GENERAL SHAREHOLDERS’ MEETING
6.2 -	the Management Report and Financial Statements, with favourable opinion by the Fiscal Council and Board of Directors in the meeting held on March 07, 2007, and with the External Auditors Report by Deloitte Touche Tohmatsu Auditores Independentes were approved, related to the fiscal year ending on December 31, 2006;

6.3. -	the Proposal by the Executive Board, with the favorable opinions by the Board of Directors and Fiscal Council in the meeting held on March 07, 2007, was approved, to allocate earnings from the year ending on December 31, 2006, as follows:

Continuation of the Minutes of the Ordinary and Extraordinary	3
General Shareholders’ Meetings held on April 27, 2007.
“Proposal For The Destination Of Earnings In The Year Ending December 31, 2006. Members of the Board of Directors, The Senior Management of Companhia Vale do Rio Doce (CVRD), bearing in mind the terms in Article 192 of Law number 6,404 (with the new text provided by Law # 10,303) and those of Articles 41 to 44 of the Company Bylaws, hereby presents a proposal to the Board of Directors for the destination of profits earned in the year ending December 31, 2006. The net earnings in the year, as shown in the Financial Statements, amounted to R$ 13,431,005,428.22 (thirteen billion, four hundred and thirty one million, five thousand, four hundred and twenty eight Reais and twenty two cents), calculated according to the accounting principles enshrined in Brazilian Corporate Law and the norms and pronouncements established by the Comissão de Valores Mobiliários — CVM (Brazilian securities commission). To the net earnings figure will be added the Reserve for Profits to be Realized, of R$ 113,667,010.08 (one hundred and thirteen million, six hundred and sixty seven thousand, ten reais and eight cents). These amounts total R$ 13,544,672,438.30 (thirteen billion, five hundred and forty four million, six hundred and seventy two thousand, four hundred and thirty eight reais and thirty cents) for which the following destination is proposed: I — Legal Reserve. 5% of the net earnings for the year, must be placed in this reserve, up to a limit of 20% (twenty percent) of the Paid-up Capital, in accordance to the terms of Article 193 of Law number 6,404 and Article 42 of the Company Bylaws, in other words, R$ 671,550,271.41 (six hundred and seventy one million, five hundred and fifty thousand, two hundred and seventy one reais and forty one cents). II — Dividends / Interest On Shareholders’ Equity. The minimum obligatory dividend of 25%, as set out under Article 202, of Law number 6,404 and Article 44 of the Company Bylaws, is determined on the basis of adjusted net earnings, which for the financial year 2006 amounted to R$ 12,873,122,166.89 (twelve billion, eight hundred and seventy three million, one hundred and twenty two thousand, one hundred and sixty six reais and eighty nine cents). This corresponds to net earnings in the financial year of R$ 13,431,005,428.22 (thirteen billion, four hundred and thirty one million, five thousand, four hundred and twenty eight reais and twenty two cents), deducting a legal constituted reserve of R$ 671,550,271.41 (six hundred and seventy one million, five hundred and fifty thousand, two hundred and seventy one reais and forty one cents) and adding the realization during the year of the Unrealized income of R$ 113,667,010.08 (one hundred and thirteen million, six hundred and sixty seven thousand, ten reais and eight cents). Thus, the minimum obligatory dividend of 25% on adjusted net profit will amount to R$ 3,218,280,541.72 (three billion, two hundred and eighteen million, two hundred and eighty thousand, five hundred and forty one reais and seventy two cents) corresponding to R$ 1.33196 (one Brazilian real and thirty three cents, one tenth, nine hundredth and six thousandth of cents) per outstanding share. Article 5 of the Company Bylaws determines that Company’s preferred shares have priority in the receipt of annual dividends for a minimum of 6% on the tranche of capital constituted by this class of share or 3% of the net equity value per share. As at December 31, 2006, this reference value for the minimum annual dividend is respectively: R$ 629,122,114.74 (six hundred and twenty nine million, one hundred and twenty two thousand, one hundred and fourteen reais and seventy four cents) which corresponds to R$ 0.66 (sixty six cents) per outstanding preferred share or R$ 457,694,404,44 (four hundred fifty seven million, six hundred and ninety four thousand, four hundred and four reais and forty four cents), corresponding to R$ 0.48 (forty eight cents) per outstanding preferred share respectively. Therefore, bearing in mind the prerogative to pay interest on

Continuation of the Minutes of the Ordinary and Extraordinary	4
General Shareholders’ Meetings held on April 27, 2007.
shareholders’ equity, based on Article 42, sole paragraph and Article 45, of the Company Bylaws, as well as the cash situation of the Company, the Senior Management is proposing: a) The ratification of the distributions, based on the Senior Management’s proposal and approved by the Board of Directors, occurred on October 19, 2006, the amount of R$ 29,185,000,00 (twenty nine million, one hundred and eighty five thousand reais) paid from October 31, 2006. b) Approve payment of R$ 3,189,095,541.72 (three billion, one hundred and eighty nine million, ninety five thousand, five hundred and forty one reais and seventy two cents) in dividends and/or interest on shareholders’ equity to be paid in two tranches, in April and October 2007, respectively, being the Board of Directors, under the terms of Article 14, section XVI, of the Company Bylaws, as well as Article 192 of Law # 6,404/76, allowed to rule, ad referendum, subject to an Ordinary General Shareholders Meeting, on the respective payment. III — Tax Incentive Reserve. The Company is the beneficiary of certain exemptions from income tax on the earnings resulting from regulated exploration, (a) in Article 2, paragraph 2 of Decree Law number 1,825/80, which introduced tax incentives for the Grande Carajás Program, nowadays managed by the Agência de Desenvolvimento da Amazônia — ADA (Amazonian Development Agency), and Article 6, paragraph 6 of Decree Law # 756/69, relative to tax incentives are granted to the Ferro Carajás Project and (b) in the Constituted Report number 0154/2004 issued by the Agência de Desenvolvimento do Nordeste — ADENE (Northeast Development Agency) relative to tax incentives granted for the extraction of sodium chlorate and potash chlorate in the state of Sergipe, Brazil. According to the Company’s registers, the value of reduced or exempted income tax for the financial year 2006 is R$ 9,475,018.29 (nine million, four hundred and seventy five thousand, eighteen reais and twenty nine cents). Under the fiscal legislation governing this incentive, according to Article 545 of the Regulamento do Imposto de Renda — RIR (Income Tax Regulations), the tax which is not paid due to the exemption may not be distributed to shareholders, and must be set aside in a reserve used exclusively for increasing of paid-up capital or absorption of losses. Thus, although this reserve is not covered under the Company Bylaws, neither is it covered by Brazilian Corporate Law, the destination of the amount of exempted income tax is compulsory in practical terms, as governed by the tax legislation, implying that the non-constitution of such a reserve would result in the waiving of the right to tax exemption, so resulting in the payment to the tax authorities of the tax that would thus be owed. Being thus duly explained, we propose to allocate the amount of R$ 9,475,018.29 (nine million, four hundred and seventy five thousand, eighteen reais and twenty nine cents) to this reserve. IV — Expansion / Investment Reserve. It is proposed that the remaining balance of accumulated earnings, of R$ 9,645,366,606.88 (nine billion, six hundred and forty five million, three hundred and sixty six thousand, six hundred and six reais and eighty eight cents) be destined to the expansion reserve to pay for the investment projects outlined in the Company’s budget. Bearing in mind the need to comply with Article 196 of Law number 6,404/76, the investment budget for the financial year 2007, amounting to R$ 14 billion, shall be submitted to an Ordinary General Shareholders Meeting for approval. V — Summary. This proposal covers the following destination for net earnings in the financial year 2006: ORIGINS R$: Net earnings for the year R$13,431,005,428.22; Realization of reserves for profit to be realized R$113,667,010.08; TOTAL: R$13,544,672,438.30. DESTINATIONS: Legal reserve R$671,550,271.41;Tax incentive reserve R$9,475,018.29; Expansion/investment reserve R$9,645,366,606.88; Remuneration to shareholders: Interim dividends R$29,185,000.00; Interest on

Continuation of the Minutes of the Ordinary and Extraordinary	5
General Shareholders’ Meetings held on April 27, 2007.
shareholders’ equity R$3.189,095,541.72, totalizing R$3,218,280,541.72; TOTAL R$13,544,672,438.30. Being thus duly explained, we hereby submit this proposal to the Members of the Board of Directors, as deliberated on by the Senior Management. Rio de Janeiro, March 07, 2007. Roger Agnelli, Chief Executive Officer; Fabio de Oliveira Barbosa, Chief Financial Officer and Investor Relations; Tito Botelho Martins, Executive Officer for Corporate Affairs; Gabriel Stoliar, Executive Officer for Planning; Carla Grasso, Executive Officer for Human Resources and Corporate Services; José Carlos Martins, Executive Officer for Ferrous Minerals; Eduardo de Salles Bartolomeo, Executive Officer for Logistics; Murilo de Oliveira Ferreira, Executive Officer for Nickel and José Auto Lancaster Oliveira, Executive Officer for Copper, Coal and Aluminum.” consequently was also approved CVRD investment budget for year 2007, for the purpose of attending article 196 of Law 6,404/76;

6.4 -	the appointment of the members to the Board of Directors was approved, for a term of until the 2009 Ordinary General Shareholders Meeting is held, as follows:
6.4.1.	verifying that neither the holders of common shares, excluding those under the control of the controlling shareholder, nor the holders of preferred shares, have recommended candidates to represent the minority shareholders on the Board of Directors;

6.4.2.	ratifying the election, according to the process of direct election by the combination of employees for the purposes set out subparagraph § 5º of Article 11 of the Company Bylaws of Messrs. JoÃo Batista Cavaglieri and Paulo Soares de Souza as effective member and respective alternate;

6.4.3.	bearing in mind that the Board of Directors is composed of eleven members, according to Article 11 of the Company Bylaws, the following were elected by the shareholder Valepar S.A.:

as board members: SÉrgio Ricardo Silva Rosa; JosÉ Ricardo Sasseron; Jorge Luiz Pacheco; Sandro Kohler Marcondes; MÁrio da Silveira Teixeira JÚnior; Renato da Cruz Gomes; Hiroshi Tada; Oscar Augusto de Camargo Filho; Demian Fiocca and Francisco Augusto da Costa e Silva;

and

as their respective alternates: SÉrgio Ricardo Lopes De Farias; Rita de CÁssia Paz Andrade Robles; Luiz Mariano de Campos; JosÉ Mauro Guahyba de Almeida; JoÃo MoisÉs de Oliveira; Luiz Carlos de Freitas; Hidehiro Takahashi; Wanderlei ViÇoso Fagundes; e Caio Marcelo de Medeiros Melo.

For the purposes outlined in Article 146, paragraph 2 of Law # 6,404/76, Board Member Mr. HIROSHI TADA, has nominated and constituted as his attorney Mr. SHUNJI KOMAI.
6.5 -	the appointment of the Fiscal Council members, whose term shall last until the 2008 Ordinary General Shareholders’ Meeting is held, as follows:

Continuation of the Minutes of the Ordinary and Extraordinary	6
General Shareholders’ Meetings held on April 27, 2007.
6.5.1.	Appointed by bearers of preferential class “A” shares present, Messrs. BERNARD APPY and TARCÍSIO JOSÉ MASSOTE GODOY, as member and respective alternate, as indicated by Federal Union and adhesion of the funds managed by BB Asset Management DTVM S.A., Caixa Econômica Federal, and of the shareholders Goldman Sachs Trust — Goldman Sachs Bric Fund; Fidelity Investments Money Management Inc.; T.Rowe Price Funds Sicav; T.Rowe Price Emerging Markets Stock Fund; T.Rowe Price Institutional International Funds, Inc. on behalf of its separate series T.Rowe Price Institutional Emerging Markets Equity Fund; JPMorgan International Equity Index Fund; Morgan Stanley Emergin Markets Fund, Inc.; The Universal Institutional Funds, Inc Emerging Markets Equity Portfolio; Morgan Stanley Institutional Fund, Inc Active International Allocation Portfolio; Morgan Stanley Institutional Fund, Inc Emerging Markets Portfolio; Morgan Stanley International Fund; Norges Bank; College Retirement Equities Fund; Vanguard Investment Series, PLC; H.E.S.T. Australia Limited; e Excelsior Emerging Markets Fund.;

6.5.2.	Appointed by the other voting shareholders, Messrs, JosÉ Bernardo de Medeiros Neto; Marcelo Amaral Moraes and AnÍbal Moreira dos Santos, as effective members and Messrs. Marcos Coimbra and Oswaldo MÁrio PÊgo de Amorim Azevedo as alternates for the first members appointed hereby. The alternate member for the other member was not appointed;
6.6 -	the determination of the annual global remuneration for the Senior Management, Members of the Board of Directors, Advisory Committees and Fiscal Council the management for the year 2007, at up to at up to R$70 million to be distributed by the Board of Directors;

6.7 -	the determination of the monthly remuneration for each acting member of the Fiscal Council from May 1, 2007 until the holding of the Ordinary General Shareholders Meeting in 2008 at ten per cent of the average remuneration paid to each director. Benefits, allowances and shares in profits will not be included in that figure, besides the right to reimbursement of traveling and lodging expenses necessary to the performance of their duties, was approved. The alternate members will only receive remuneration when substituting for their respective effective members, in case of vacancy, disqualification or absence.
II. AT THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
6.8 -	the increase in Share Capital through capitalization, with no issue of new shares, pursuant the Executive Board proposal, with favorable opinions from the Board of Directors and Fiscal Council, in the meeting held on March 07, 2007 as follows:

“Proposal For A Capital Increase Through The Capitalization Of Reserves To Be Deliberated On At An Extraordinary General Shareholders Meeting To the Members of the Board of Directors, The Senior Management of Companhia Vale do Rio Doce hereby presents a proposal to the Board of Directors for a capital increase through the capitalization of reserves. Article 199 of

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General Shareholders’ Meetings held on April 27, 2007.
Law 6,404 determines that the balance of profit reserves, except that set aside for contingencies and profits to be realized, may not exceed the value of a company’s paid-up capital. Once this limit is reached, the meeting will deliberate on the application of the excess to paid-up capital, through a capital increase, or the distribution of dividends. Having carried out a distribution of earnings in the financial year ending December 31, 2006, the profit reserves exceed the value of the paid-up capital by R$ 779,763,737.55 (seven hundred seventy nine million, seven hundred sixty three thousand, seven hundred and thirty seven reais and fifty five cents). As a result, the Senior Management proposes the capitalization of part of the expansion/investment reserves of R$ 7,672,690,130.03 (seven billion, six hundred and seventy-two million, six hundred and ninety thousand, one hundred and thirty reais and three cents), the capitalization of part of the legal reserves of R$ 751,544,900.50 (seven hundred and fifty-one million, five hundred and forty-four thousand, nine hundred reais and fifty cents), the capitalization of the tax incentive reserves of R$ 83,363,994.91 (eighty-three million, three hundred and sixty-three thousand, nine hundred and ninety-four reais and ninety one cents) totaling R$ 8,507,599,025.44 (eight billion, five hundred and seven million, five hundred and ninety-nine thousand, twenty-five reais and forty-four cents) without issue of new shares. As a consequence, the paid-up capital of the Company of R$ 19,492,400,974.56 (nineteen billion, four hundred and ninety two million, four hundred thousand, nine hundred and seventy four reais and fifty six cents), after the capitalization of the reserves mentioned above, will total R$ 28,000,000,000.00 (twenty eight billion reais). With the approval of the proposal for this capital increase, the main clause of Article 5 of the Company Bylaws will come into force with the following new text: “Article 5º — The paid-up capital amounts to R$ 28,000,000,000.00 (twenty-eight billion reais) corresponding to 2,459,657,068 (two billion, four hundred fifty nine million, six hundred fifty seven thousand and fifty eight) shares, being R$ 17,074,399,818.22 (seventeen billion, seventy four million, three hundred ninety nine thousand, eight hundred eighteen reais and twenty two cents), split into 1,499,898,858 (one billion, four hundred ninety nine million, eight hundred ninety eight thousand, eight hundred fifty eight) common shares and R$ 10,925,600,181.78 (ten billion, nine hundred and twenty five million, six hundred thousand, one hundred and eighty one reais and seventy eight cents), split into 959,758,200 (nine hundred fifty nine million, seven hundred and fifty eight thousand and two hundred) preferred Class “A” shares, including 6 (six) special class share, all without nominal value.” This proposal involves the following capital reserves used to expand the Company’s existing paid-up capital: Current paid-up capital 19,492,400,974.56; Capitalization of expansion/investment reserve 7,672,690,130.03; Capitalization of legal reserve 751,544,900.50; Capitalization of tax incentive reserve 83,363,994.91; Paid-up capital after capitalization 28,000,000,000.00; Being thus duly explained, we hereby submit this proposal to the Members of the Board, in accordance with the deliberations of the Senior Management. Rio de Janeiro, March 07, 2007, Roger Agnelli, Chief Executive Officer; Fabio de Oliveira Barbosa, Chief Financial Officer and Investor Relations; Tito Botelho Martins, Executive Officer for Corporate Affairs; Gabriel Stoliar, Executive Officer for Planning; Carla Grasso, Executive Officer for Human Resources and Corporate Services; José Carlos Martins, Executive Officer for Ferrous Minerals; Eduardo de Salles Bartolomeo, Executive Officer for Logistics; Murilo de Oliveira Ferreira, Executive Officer for Nickel and José Auto Lancaster Oliveira, Executive Officer for Copper, Coal and Aluminum”;

Continuation of the Minutes of the Ordinary and Extraordinary	8
General Shareholders’ Meetings held on April 27, 2007.
6.9 -	consequently the wording of Article 5 of the Company Bylaws has been altered as follows:

“Article 5º — The paid-up capital amounts to R$ 28,000,000,000.00 (twenty-eight billion reais) corresponding to 2,459,657,068 (two billion, four hundred fifty nine million, six hundred fifty seven thousand and fifty eight) shares, being R$ 17,074,399,818.22 (seventeen billion, seventy four million, three hundred ninety nine thousand, eight hundred eighteen reais and twenty two cents), split into 1,499,898,858 (one billion, four hundred ninety nine million, eight hundred ninety eight thousand, eight hundred fifty eight) common shares and R$ 10,925,600,181.78 (ten billion, nine hundred and twenty five million, six hundred thousand, one hundred and eighty one reais and seventy eight cents), split into 959,758,200 (nine hundred fifty nine million, seven hundred and fifty eight thousand and two hundred) preferred Class “A” shares, including 6 (six) special class share, all without nominal value.”

07 - RECORDING THE MINUTES

Pursuant to the provisions set forth in paragraphs 1 and 2 of article 130 of Law # 6,404/76 in consideration of the deliberations of the shareholders’ present.

08 - ADJOURNMENT

At 6:00 p.m., these Minutes were read, approved and signed by those who were present.

We hereby certify that this is a true copy of the Minutes that were registered in the proper book.
Rio de Janeiro, April 27, 2007.

Jorge Luiz Pacheco	Pedro Aguiar de Freitas
Chairman	Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 27, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations